1095 Avenue of the Americas New York, NY 10036-6797 Tel: +1 212 698 3500 Fax: +1 212 698 3599 www.dechert.com

LISA R. PRICE lisa.price@dechert.com +1 212 649 8795 Direct +1 212 698 0495 Fax

December 20, 2013

VIA EDGAR

Filing Desk

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	The Mexico Fund, Inc. (“Fund”)
File No. 811-02409

Ladies and Gentlemen:

Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 and Rule 20a-1 under the Investment Company Act of 1940, attached for filing via the EDGAR system is a preliminary proxy statement, form of proxy, and other soliciting material (“Proxy Materials”) for the Annual Meeting of Shareholders (the “Meeting”) to be held on March 20, 2014.

No fee is required in connection with this filing. Should you have any questions or comments, please contact Sander M. Bieber at 202-261-3308 or Lisa R. Price at 212-649-8795.

Sincerely,

/s/ Lisa R. Price

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